

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 14, 2016

Via E-mail
Robert A. Milligan
Chief Financial Officer
Healthcare Trust of America, Inc.
Healthcare Trust of America Holdings, LP
16435 N. Scottsdale Road, Suite 320,
Scottsdale, Arizona 85254

> **Re:** **Healthcare Trust of America, Inc.**
> **Healthcare Trust of America Holdings, LP**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 001-35568**
> **File No. 333-190916**

Dear Mr. Milligan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed April 25, 2016

Item 2.02 Results of Operations and Financial Condition

1.   You present Cash NOI, Same Property Cash NOI, and Normalized FAD, that includes adjustments for straight-line rent and amortization of below and above market leases/leasehold interests and corporate assets, net, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 100.4). Please review this guidance when preparing your next filing and earnings release.

2.   Normalized FAD appears to be liquidity measure and may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.02 and 102.05). Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities